Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of The Hain Celestial Group, Inc. and Subsidiaries for the registration of common stock, warrants, depository shares, purchase contracts and units and to the incorporation by reference therein of our reports dated August 29, 2012, with respect to the consolidated financial statements and schedule of The Hain Celestial Group, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of The Hain Celestial Group, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the fiscal year ended June 30, 2012, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Jericho, New York
October 24, 2012